                                                          EXHIBIT 12.1




                          TOYOTA MOTOR CREDIT CORPORATION

                 CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                       Three Months Ended
                                                             June 30,
                                                       ------------------
                                                        2002        2001
                                                       ------      ------
                                                      (Dollars in Millions)

Consolidated (loss)/income before income taxes         $ (51)      $   87

                                                       ------      ------
Fixed charges:
   Interest..................................             217         296
   Portion of rent expense
      representative of the
      interest factor (deemed
      to be one-third).......................               2           2
                                                       ------      ------

Total fixed charges..........................             219         298
                                                       ------      ------
Earnings available
   for fixed charges.........................          $  168      $  385
                                                       ======      ======

Ratio of earnings to
   fixed charges<F1>.........................              -*        1.29
                                                       ======      ======

* TMCC's ratio of earnings to fixed charges was less than 1:1 ratio for the quarter ended June 30, 2002 and 1.29 for the quarter ended June 30, 2001. The deficiency in the ratio for the quarter ended June 30, 2002 was primarily due to a decrease in net income from financing operations due to an unfavorable fair value adjustment related to the Statement of Financial Statement Accounting Standards No. 133, "Accounting for
Derivative Instruments and Hedging Activities" ("SFAS 133") and
Statement of Financial Accounting Standards No. 138, "Accounting for
Certain Derivative Instruments and Certain Hedging Activities - an
Amendment of SFAS 133 ("SFAS 138"), which is reported as SFAS 133 and
138 fair value adjustments in the Consolidated Statement of Income. The
Company would require an additional $51 million in net income to attain a 1:1 ratio.

-----------------
<F1>  TMCC has guaranteed certain obligations of affiliates and subsidiaries as discussed in Note 9 - Commitments and Contingent
Liabilities of the Consolidated Financial Statements. For the quarter ended June 30, 2002, TMCC has not incurred any fixed charges in connection with such guarantees and no amount is included in any ratio of earnings to fixed charges.